Exhibit 99d
                                                                     -----------


FIRST QUARTER CONSOLIDATED RESULTS

Gold equivalent production of 225,302 ounces at total cash costs of $197 per ounce, combined with positive changes in working capital resulted in cash flow provided from operating activities of $19.9 million or $0.06 per share during the first quarter of 2002. This compares to gold equivalent production of 239,352 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $32.7 million or $0.11 per share during the first quarter of 2001, which included $21.1 million or $0.07 per share of proceeds from the restructuring of gold forward sales contracts. The Company recorded a net loss of $7.9 million or $0.03 per share for the first quarter of 2002, compared to a net loss of $3.5 million or $0.02 per share for the first quarter of 2001. The 2001 first quarter results as well as the December 31, 2001 balance sheet have been restated to comply with the new Canadian GAAP treatment of unrealized foreign exchange gains (see Note 2 to the Consolidated Financial Statements for details of this restatement).

REVENUES

Gold and Silver Sales The Company's primary source of revenue is from the sale of its gold production. The Company sold 231,673 ounces of gold during the first quarter of 2002, compared with 229,909 ounces in 2001. Revenue from gold and silver sales was $68.8 million in the first quarter of 2002 compared with $64.1 million in 2001. Revenue from gold and silver sales in the first quarter of 2002 was higher than 2001 due to higher realized prices. In the first quarter of 2002, the Company realized $295 per ounce of gold, compared with $277 in 2001. The average spot price for gold was $290 per ounce in the first quarter of 2002 compared with $264 in 2001.

SUMMARY INFORMATION

                                                 Three months ended March 31,
                                                     2002              2001
Attributable gold equivalent production
 - ounces                                          225,302          239,352
Attributable gold production
 - ounces                                          223,956          237,392
Gold sales - ounces
 (excluding equity accounted ounces)               231,673          229,603
Gold revenue (millions)                             $ 68.3           $ 63.6
Average realized gold price per ounce               $  295           $  277
Average spot gold price per ounce                   $  290           $  264

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices of gold and silver for the two comparative periods. The resulting ratios are 64.70:1 in 2002 and 58.06:1 in 2001.

Interest and Other Income The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during the first quarter of 2002 totaled $1.2 million compared with $2.5 million in 2001. Interest and other income in the first quarter of 2002 declined due to lower interest earned on cash deposits due to substantially lower interest rates.




Mark-to-Market Gain (Loss) on Written Call Options Premiums received at the inception of written call options are recorded as a liability at the time of issuance. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options during the first quarter of 2002 resulted in a mark to market loss of $1.0 million compared with a gain of $3.1 million in 2001.

COSTS AND EXPENSES

Operating Costs Gold sales in the first quarter of 2002, (excluding equity accounted ounces) increased by 1% when compared with 2001 first quarter sales, while operating costs increased by 5%. Consolidated operating costs were $46.8 million in the first quarter of 2002 compared to $44.7 million in 2001. Total cash costs per ounce of gold equivalent produced were $197 in the first quarter of 2002 compared to $191 in 2001. Total cash costs per ounce of gold equivalent in the first quarter of 2002, when compared to 2001, improved at the Hoyle Pond mine, remained constant at the Kubaka mine and increased at the Fort Knox mine.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS

(millions except production                        Three months ended March 31,
in ounces and per ounce amounts)                      2002              2001

Operating costs per financial statements           $  46.8          $  44.7
Kinross' share of Dayton's operating costs             1.5              2.1
Blanket mine operating costs                           2.5               --
Site restoration cost accruals                        (0.8)            (0.4)
Change in bullion inventory and other                 (5.7)            (0.8)
Operating costs for per ounce
 calculation purposes                              $  44.3          $  45.6
Gold equivalent production - ounces                225,302          239,352
Total cash costs per equivalent ounce of gold      $   197          $   191

Details of the individual mine performance are discussed in the following sections.


Fort Knox Mine The Fort Knox open pit mine, located near Fairbanks, Alaska includes the results of operations for both the True North and Fort Knox open pit mines. Gold equivalent production in the first quarter of 2002 was 93,160 ounces compared to 100,347 in 2001. During the first quarter of 2002, total cash costs were $256 per ounce of gold equivalent compared to $186 in 2001. Cash production costs were $5.2 million higher than the first quarter of 2001 due primarily to the operation of the True North mine, which was not active during the same period in 2001. Total cash costs per ounce exceeded plan by 7% due primarily to lower than reserve grades coming from the Fort Knox open pit. The current mine plan has mining of this lower grade portion of the Fort Knox open pit ending in the second quarter of 2002. The True North open pit provided slightly higher than anticipated grades demonstrating a much-improved reconciliation with the revised True North reserve model. Also impacting costs during the first quarter of 2002 when compared to 2001 was significant planned maintenance spending on the Fort Knox operating fleet. This maintenance effort will be completed early in the second quarter resulting in reduced costs and higher equipment availability and production for the remainder of the year. Estimated production and total cash costs per ounce for the year remain unchanged from previous estimates of 440,000 ounces of gold equivalent at total cash costs of $210 per ounce.

Capital expenditures at the Fort Knox operations during the first quarter of 2002 were $1.0 million compared with $7.9 million during 2001. Capital expenditures during the first quarter of 2002 involved engineering and design work on the new thickener at the Fort Knox mill and the purchase of a road grader for the True North mine.

Hoyle Pond Mine The Hoyle Pond underground mine is located in Timmins, Ontario. Gold equivalent production in the first quarter of 2002 was 53,476 ounces compared to 36,066 ounces in 2001. In the first quarter of 2002, total cash costs were $144 per ounce of gold equivalent compared to $208 in 2001. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. Higher gold equivalent production due to a 28% increase in the grade of ore processed, and a 7% increase in mill tonnages processed, resulted in the lower per ounce total cash costs.

Capital expenditures at the Hoyle Pond operations during the first quarter of 2002 were $1.7 million compared to $3.0 million during 2001. Capital expenditures during the first quarter of 2002 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements.

The Company is currently involved in completing due diligence and negotiating the joint venture agreement with Placer Dome Inc. that will combine the two companies operations in the Porcupine mining camp located in Timmins, Ontario. Once completed and effective, which is anticipated to be early in the third quarter of 2002, the Company will provide revised estimates of its share of production, total cash costs and capital expenditures for 2002. Preliminary expectations, based on an assumed effective date of July 1, 2002 for the joint venture are for Kinross Timmins gold production in 2002 to grow to almost 200,000 ounces at total cash costs of approximately $175 per ounce.


Kubaka Mine (54.7% Ownership Interest) The Kubaka open pit mine is located in the Magadan Oblast in the Russian Far East. The Company's share of gold equivalent production in the first quarter of 2002 was 56,645 ounces compared to 56,175 ounces in 2001. In the first quarter of 2002, total cash costs were $141 per gold equivalent ounce unchanged from 2001. The Kubaka mine continues to perform exceptionally well. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. In the first quarter of 2002, mill tonnages processed declined by 7%, which was compensated by an 8% increase in the grade of the ore processed.

Open pit mining operations at Kubaka will continue until the third quarter of 2002. After the open pits are exhausted, gold reserves will be mined in the North High Wall, Center Zone and North Vein using underground mining methods. This program is scheduled to start in the third quarter of 2002 and continue through the second quarter of 2003. Currently, final approval of mine plans is being sought for these projects.

Exploration activities at the Birkachan project continued during the quarter. The Company completed a preliminary estimate of mineral resources for the Birkachan project during the first quarter. The Company is pleased to announce the inferred resources (100% basis) are estimated to contain 726,700 tonnes at a grade of 18.76 grams per tonne for approximately 438,000 ounces of gold. The Company has commenced the process of converting the exploration license at Birkachan to a mining license.

Other Operations In addition to its primary operating mines, the Company has ownership interests in other locations including the Refugio mine, which is in residual leach production and the Blanket mine in Zimbabwe. Gold equivalent production at these locations during the first quarter of 2002 was a total of 22,021 ounces of gold equivalent at total cash costs of $219 per ounce.

OTHER EXPENSES

General, administration and exploration expenditures totaled $4.4 million in the first quarter of 2002 compared with $4.6 million in 2001. The Company continues to focus on containment of its overhead costs, but anticipates higher exploration spending during the next three quarters. Exploration activities will increase as the Company completes the exploration programs required to expend the flow-through funds raised in late 2001.

Depreciation, Depletion and Amortization Depreciation, depletion and amortization totaled $21.8 million during the first quarter of 2002 compared with $19.4 million in 2001. Depreciation, depletion and amortization have increased to $94 per equivalent ounce of gold sold in the first quarter of 2002 from $84 in 2001. Depreciation, depletion and amortization increased primarily due to a change in the mix of production at the Fort Knox Mine. The True North production has a higher per ounce charge than the Fort Knox production.

Interest Expense on Long-Term Liabilities Interest expense on long-term liabilities totaled $1.5 million during the first quarter of 2002, compared with $2.6 million in 2001. Interest expense on long-term liabilities during the first quarter of 2002 is comprised of $0.6 million related to the Fort Knox industrial revenue bonds and capital leases, $0.7 million on the debt component of convertible debentures and the balance on the Kubaka project financing debt. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates.

Provision for Income and Mining Taxes Provision for income and mining taxes totaled $1.4 million during the first quarter of 2002 compared with $1.0 million in 2001. Income taxes during the first quarter of 2002 were comprised of $1.3 million of Russian income taxes and Canadian large corporations tax of $0.1 million.

Dividends on Convertible Preferred Shares of Subsidiary Company Cumulative dividends accrued on the convertible preferred shares of subsidiary company ("Kinam Preferred Shares") held by non-affiliated shareholders were $0.8 million during the first quarter of 2002 compared with $1.7 million in 2001. A lower number of Kinam Preferred Shares held by non-affiliated shareholders when compared with the first quarter of 2001 resulted in the lower dividend accrual.

LIQUIDITY AND FINANCIAL RESOURCES

Operating Activities Cash flow provided from operating activities during the first quarter of 2002 was $19.9 million compared with $32.7 million in 2001. Included in the first quarter 2001 cash flow from operating activities was $21.1 million of cash flow generated upon the restructuring of certain spot deferred forward sales contracts. The first quarter 2002 cash flow from operating activities was positively effected by nominally higher gold sales and a 6% increase in average realized gold prices. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

Financing Activities During the first quarter of 2002, the Company completed an equity issue and issued 23.0 million common shares from treasury for net proceeds of $18.5 million. The majority of the funds received were used on March 28, 2002 to acquire Kinam Preferred Shares with a book value of $35.6 million for $10.4 million ($11.1 million including costs of the tender offer).

The debt component of convertible debentures was reduced by $1.3 million during the first quarter of 2002 compared to $1.3 million during 2001. Long-term debt repayments were $10.5 million during the first quarter of 2002 compared to $24.3 million during 2001. Long-term debt repayments during the first quarter of 2002 were comprised of $9.0 million of the Fort Knox industrial revenue bonds, $1.0 million of capital leases and $0.5 million of Kubaka project financing debt.

The Company did not declare and pay any dividends on the Kinam Preferred Shares during the first quarter of 2002 or 2001.

As at March 31, 2002, the Company had a $50.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at March 31, 2002, $54.0 million of letters of credit were issued under this facility, which required the Company to restrict $4.0 million of cash as security for the excess letters of credit outstanding. The Company has extended the final maturity date of the operating line of credit to April 2, 2003. The Company is currently in the process of re-marketing this credit facility with the intention of increasing its size and extending the final maturity date.

As at March 31, 2002, the Company's long-term debt consists of $3.7 million relating to the Kubaka project financing, $40.0 million of Fort Knox industrial revenue bonds and various capital leases and other debt of $9.9 million. The current portion of the long-term debt is $22.1 million.

Investing Activities Capital expenditures decreased by 73% in the first quarter of 2002 compared with 2001. During the first quarter of 2002, $3.1 million was spent on capital additions, compared to $11.5 million in 2001. The first quarter 2002 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 90% of total capital expenditures incurred at these two mines. Capital expenditures were financed out of cash flow from operating activities.

Commodity Price Risks The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2002 are as follows:

                  Ounces                     Call Options            Average
                  Hedged            Average          Sold             Strike
Year              000 0z            Price          000 0z              Price

2002                225             $ 285              50           $   340
2003                138               277             100               320
2004                138               277              50               340
2005                 38               296              --                --
Total                                 539                               200

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $14.2 million.

CONTINGENCIES

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al.v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

OUTLOOK

As at March 31, 2002, the Company has $78.3 million of working capital, which includes a strong cash balance. The Company is continually focused on improving its balance sheet by reducing its obligations. In addition, the recently announced intent to form the Porcupine Area Joint Venture with Placer Dome combined with improved cash flow from operating activities due to higher spot gold prices should allow the Company to pursue opportunities as they present themselves.

Mr. Buchan, Chairman and CEO, is also pleased to announce the appointment of Mr. Scott Caldwell to the positions of President and Chief Operating Officer. Mr. Caldwell, previously Senior Vice President of Operations for Kinross, assumes this role following the appointment of Art Ditto, previously President and COO, to the position of Vice Chairman. Mr. Buchan stated "We welcome Scott to his new positions and thank Art for his contributions over the years and we look forward to his continued strategic counsel to the Company's operations and development efforts in his new role."


Robert M. Buchan
Chairman and Chief Executive Officer
April 30, 2002